Fuel & Iron

Retail | Food | Main Street | Restaurant | Lifestyle

Building a food hall and apartments in a historic building in downtown Pueblo, CO

DROPBOX.COM/S/P8YB0S7ITQW32S4/CONCEPT%20DECK%20-%20FUEL%20%26%20IRON%20-%208.13.20.PDF?DL=0

PUEBLO COLORADO





I fell in love with Pueblo in 2009 due to the incredible history, architecture, and resilient spirit of Pueblo residents. Helping the community get to the next level with a catalytic project downtown while showcasing the city's unique food culture is a dream come true of mine, and I am passionate about making the project a success.

Nathan Stern Co-Founder @ Fuel & Iron

Why you may want to support us...

1. A catalytic project that will help revitalize downtown Pueblo
2. Incubating the next generation of local restaurateurs and bringing housing downtown.
3. Low amount of private capital combined with a preferred return increases likelihood of distributions

Why investors ❤ us

WE'VE RAISED $300,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Nathan Stern

Co-Founder

Commercial real estate broker and developer focused on the intersection of food & beverage and community.

in



Zach Cytryn

Co-Fouder

Commercial real estate broker and developer focused on the intersection of food & beverage and community.



Greg Topel

Food Hall Operator

Proven track record of restaurant operations.

Downloads

Wefunder Concept Deck - Fuel Iron - 9.3.20.pdf

The Story of Fuel & Iron

MISSION STATEMENT

Fuel & Iron seeks to forge a bridge between Pueblo's industrial past and a future which honors the city's diverse population and bountiful agriculture. By creating a platform for restaurant incubation, adding downtown housing, and developing a unique amenity, Fuel & Iron will catalyze the economic vitality of downtown Pueblo and the city as a whole.

Pueblo, Colorado has a rich history as the city that built the American West. Its steel mill, Colorado Fuel & Iron, was once the largest employer in Colorado, home to 15,000 workers at its peak. In 1910 the mill employed one tenth of the entire workforce in Colorado, and from 1901 to 1912 Colorado Fuel & Iron was listed on the Dow Jones Industrial Exchange. Workers from around the world came to Pueblo to work in the mill, and at one point over 40 languages were spoken by its workers. While the steel market crash of 1982 precipitated the decline of the steel mill and its subsequent sale, Pueblo's steel mill is still active and vibrant today, producing rail, seamless pipe, rod and coiled reinforcing bar.

The Site


HOLMES HARDWARE COMPANY

The Fuel & Iron Food Hall sits at the ground floor of the Holmes Hardware Block, the former site of the Holmes Hardware Company. The company was a partnership between George Holmes, a self-made businessman, and Alva Adams, a three-term governor of Colorado and the eponym of Adams County. After a fire destroyed the original wood-frame Holmes Hardware Block in 1915, the building was immediately reconstructed with its original facade but with a fireproof concrete structure. By 1918, the Holmes Hardware Block was the second largest hardware building in the country (after a building in Salt Lake City), and the stout construction of the building allowed it to survive the flood of 1921, which lead to the Arkansas River being rerouted to its current location (the Riverwalk follows the river's original course through Downtown Pueblo).

The building sits on the southern edge of downtown, directly across from Pueblo's Union Station and at the opposite end of Downtown from the Riverwalk, downtown Pueblo's biggest draw. By creating an incredible amenity at the other end of Union Ave. from the Riverwalk, Fuel & Iron will draw locals and tourists alike back and forth along Union Ave., generating increased traffic and opportunity for the businesses in between. As such, Fuel & Iron will be not only a success in and of itself, but a boon to downtown Pueblo and the city as a whole.


AERIAL MAP
RIVERWALK
UNION AVE
B STREET
UNION DEPOT
ARKANSAS RIVER
IMAGE CREDIT: GOOGLE EARTH

The Project

The redevelopment of the Holmes Hardware Block will consist of the Fuel & Iron Food Hall on the first floor and 28 affordable housing units on the second and third floors. The larger project site will have roughly a half acre devoted to an urban farm, ample parking for both the food hall customers and apartment residents, and roughly a half acre dedicated to additional housing in Phase II of the project.

Fuel & Iron will serve as an incubator for the next generation of great Pueblo restaurants. The five restaurant spaces within the food hall will be occupied by independent local chefs and restaurateurs. During this time, the up and coming culinarians will receive business planning and financing guidance, in addition to help with site selection and lease negotiation for their own brick and mortar location within Pueblo.

After the restaurateurs are successful in opening up their own standalone brick and mortar location, their space in the food hall will be given to another restaurateur, and the cycle will be repeated, affording these entrepreneurial chefs opportunities they would not have otherwise had and at the same time invigorating the Pueblo restaurant scene as a whole!

The upper floors of the Holmes Hardware block, in conjunction with Phase II of the site redevelopment, will bring much needed housing into Downtown Pueblo, and will help activate Pueblo's downtown during a much greater portion of the week. The aim of the project is to be catalytic, encouraging more commercial and residential development downtown and further encouraging Pueblo's growth in a way that honors local residents and businesses to live, work, and play downtown.


OVERVIEW MAP
EXISTING BUILDINGS
URBAN FARM
PARKING
PHASE II MULTI-FAMILY HOUSING
IMAGE CREDIT: GOOGLE EARTH

Floor Plan

Food Hall:



BAR
COFFEE & ICE CREAM SHOP
RESTAURANT #1
RESTAURANT #2
RESTAURANT #3
RESTAURANT #4
RESTAURANT #5

Apartments



Holmes Hardware Block
Apartment Test Fit
May 29, 2020
Second Floor Plan



Holmes Hardware Block
Apartment Test Fit
May 29, 2020
Third Floor Plan

Project Schedule


MAY 2020
Creation of Schematic Designs,
Financial Models, Logo & Branding
JUNE 2020
Initial Presentations of Property,
Friends and Family Round
JULY 2020
Beginning of Design Development,
Award of New Market Tax Credits
AUGUST 2020
Beginning of Construction Document
Creation, Submission of Part II Historic
Preservation Tax Credit Application
SEPTEMBER 2020
Beginning of Community
Fundraising Round


NOVEMBER 2020
Anticipated Approval of Part II Historic
Preservation Tax Credit Application,
Submission of Plans to City of Pueblo
JANUARY 2021
Commencement of Construction
NOVEMBER 2021
APARTMENTS OPEN
FEBRUARY 2022
Commencement of Construction
on Urban Farm
MAY 2022
URBAN FARM OPENS
JUNE 2022
FOOD HALL OPENS

The Investment

Holmes Hardware Project Sources & Uses	
Sources	
The Colorado Health Foundation PRI Loan	806,426
Colorado Housing Investment Funds Loan (CDOH)	3,000,000
C-PACE Loan	3,000,000
HOME Funds	1,120,000
State Historic Tax Credit Equity	1,600,000
Historic Tax Credit Equity (Federal)	1,264,891
Contributed Developer Fee	922,530
Gross NMTC Equity	4,184,700
Owner's Equity	400,000
Total Sources:	16,298,547
Uses	
Land	2,650,000
Development Costs	7,753,083
Soft Costs	913,803
Fees, Financing & Carry	200,538
Developer Fee	1,022,530
NMTC Transaction Costs	1,420,000
NMTC Reserves	1,248,074
Financing Costs	252,519
Debt Service/Operating Reserves	838,000
Total Uses:	16,298,547

FOOD HALL OPERATING

	2022		2023		2024		2025		2026	
Sales:										
Food	$0	0.0%	$0	0.0%	$0	0.0%	$0	0.0%	$0	0.0%
Beverage	$784,311	100.0%	$1,631,367	100.00%	$1,696,622	100.0%	$1,764,487	100.0%	$1,799,776	100.0%
TOTAL SALES	$784,311	100.0%	$1,631,367	100.00%	$1,696,622	100.0%	$1,764,487	100.0%	$1,799,776	100.0%
Cost of Sales:										
Food	$0	0.0%	$0		$0		$0		$0	
Beverage	$94,117	12.0%	$391,528	24.00%	$407,189	24.0%	$423,477	24.0%	$431,946	24.0%
TOTAL COST OF SALES	$94,117	12.0%	$391,528	24.00%	$407,189	24.0%	$423,477	24.0%	$431,946	24.0%
Gross Profit	$690,194	88.0%	$1,239,839	76.00%	$1,289,432	76.0%	$1,341,010	76.0%	$1,367,830	76.0%
Payroll:										
Salaries & Wages	$234,167	29.9%	$487,067	29.9%	$506,550	29.9%	$526,812	29.9%	$547,884	30.4%
Employee Benefits	$59,199	7.5%	$123,134	7.55%	$128,059	7.5%	$133,182	7.5%	$138,509	7.7%
TOTAL PAYROLL	$293,366	37.4%	$610,201	37.40%	$634,609	37.4%	$659,993	37.4%	$686,393	38.1%
PRIME COST	$387,483	54.0%	$1,001,729	61.40%	$1,041,798	61.4%	$1,083,470	61.4%	$1,118,339	62.1%
Other Controllable Expenses:										
Direct Operating Expenses	$79,951	10.2%	$164,099	10.1%	$169,640	10.0%	$174,729	9.9%	$179,971	10.0%
Music & Entertainment	$4,500	0.6%	$9,270	0.57%	$9,548	0.6%	$9,835	0.6%	$10,130	0.6%
Marketing	$12,000	1.5%	$24,720	1.52%	$25,462	1.5%	$26,225	1.5%	$27,012	1.5%
Utilities	$18,000	2.3%	$37,080	2.27%	$38,192	2.3%	$39,338	2.2%	$40,518	2.3%
General & Administrative Expenses	$40,648	5.2%	$83,734	5.13%	$86,246	5.1%	$88,833	5.0%	$91,498	5.1%
Repairs & Maintenance	$7,500	1.0%	$15,450	0.95%	$15,914	0.9%	$16,391	0.9%	$16,883	0.9%
TOTAL CONTROLLABLE EXPENSES	$162,599	20.7%	$334,959	20.53%	$345,002	20.3%	$355,352	20.1%	$366,012	20.3%
Occupancy Costs										
Rent	$126,000	16.1%	$472,000	28.93%	$472,000	27.8%	$472,000	26.7%	$472,000	26.2%
NNN	$22,248	2.8%	$45,831	2.81%	$47,206	2.8%	$48,622	2.8%	$50,081	2.8%
TOTAL OCCUPANCY COST										
CONTROLLABLE & OCCUPANCY COSTS	$310,848	39.6%	$852,784	52.27%	$864,207	50.9%	$875,974	49.6%	$888,093	49.3%
Rents from Restaurateurs	-$104,700	-13.3%	-$215,682	-13.22%	-$222,152	-13.1%	-$228,817	-13.0%	-$235,682	-13.1%
Property Tax TIF Income	-$64,000	-8.2%	-$64,000	-3.92%	-$64,000	-3.8%	-$64,000	-3.6%	-$64,000	-3.6%
Sales Tax TIF Income	-$65,000	-8.4%	-$134,232	-8.23%	-$136,917	-8.1%	-$139,655	-7.9%	-$142,448	-7.9%
NET OPERATING INCOME	$190,083	24.2%	$190,748	11.69%	$213,685	12.6%	$237,515	13.5%	$235,474	13.1%

AFFORDABLE HOUSING
OPERATING

		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Income:										
Rental Income		$304,404	$310,492	$316,702	$323,036	$329,497	$336,087	$342,808	$349,665	$356,658
Other Income	1.00%	$3,044	$3,105	$3,167	$3,230	$3,295	$3,361	$3,428	$3,497	$3,567
Less Vacancy	7.00%	(21,321)	(21,952)	(22,391)	(22,839)	(23,295)	(23,761)	(24,237)	(24,721)	(25,216)
EFFECTIVE GROSS INCOME		$285,927	$291,645	$297,478	$303,428	$309,496	$315,686	$322,000	$328,440	$335,009
Expenses										
Total Operating Expenses	$5,000	(140,000)	(142,800)	(145,656)	(148,569)	(151,561)	(154,571)	(157,663)	(160,816)	(164,032)
Replacement Reserves	2.00%	(8,400)	(8,568)	(8,739)	(8,914)	(9,092)	(9,274)	(9,460)	(9,649)	(9,842)
Asset Management Fee to Housing Operator	7.00%	(21,321)	(21,952)	(22,391)	(22,839)	(23,295)	(23,761)	(24,237)	(24,721)	(25,216)
Operating Payment to Master Tenant Partnership		(110,000)	(110,000)	(110,000)	(110,000)	(110,000)	(110,000)	(110,000)	(110,000)	(110,000)
TOTAL EXPENSES		($279,921)	($283,320)	($286,786)	($290,322)	($293,928)	($297,607)	($301,359)	($305,186)	($309,090)
NET OPERATING INCOME		$6,005	$8,325	$10,692	$13,106	$15,568	$18,079	$20,641	$23,254	$25,919

Investors in the campaign will receive B Shares, which receive a 9% annual preferred return on capital. Interest began capitalizing on July 1, 2020, and the project team expects to be able to pay out distributions beginning in December, 2022. The distribution in 2022 will be larger to catch investors up for interest that capitalized in 2020 and 2021.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Fuel and Iron is a real estate development in downtown Pueblo, CO, in the Union Ave. Historic District. We are converting the historic Holmes Hardware Block building into a food hall and 28 apartment units. The food hall will serve as a restaurant incubator, helping the next generation of restaurateurs in Pueblo develop their concept and prepare to open their own brick and mortar. The apartments will bring needed density downtown, supporting the food hall and all businesses in Downtown Pueblo.

Where will your company be in 5 years?

Five years from today, in addition to the apartment units being full and the food hall running successfully, we hope to have our first couple of restaurateurs ready to "graduate" from the food hall and open their own brick and mortars. We should also have completed Phase II of the project with a successful urban farm and additional multifamily with indieDwell. The food hall and apartments will also have catalyzed other housing and business growth along Union Ave., buoying downtown Pueblo.

Why did you choose this idea?

I fell in love with Pueblo in 2009 due to the incredible history, architecture, and resilient spirit of Pueblo residents. Helping the community get to the next level with a catalytic project downtown while showcasing the city's unique food culture is a dream come true of mine, and I am passionate about making the project a success.

How far along are you? What's your biggest obstacle?

We have the building under contract and we are currently in the design development phase. We are currently releasing our financial solicitation, and lining up the debt for the project is still a hurdle we need to overcome. We are also utilizing a number of tax credits as financial sources for the project, and the strength of the economy moving forward will impact the pricing we can get on those tax credits. In addition, the COVID-19 pandemic will present challenges both in the construction process and potentially in the operation of the food hall, depending on how long the pandemic lingers.

Who competes with you? What do you understand that they don't?

We are competing with other restaurants in Pueblo and we are competing with other cities throughout Colorado as tourist destinations. We are also competing with pessimism that Pueblo is and can be a great city, both inside and outside of the community. Zach and my experience in food and beverage tenant representation along with our operator, Greg Topel of EVG Hospitality will allow us to curate the food hall to a level that will separate us from our competitors and make it an unforgettable experience for both Pueblo residents and tourists visiting the community.

How will you make money?

We will have three principal revenue streams in the project. First, we will own and operate the bar within the food hall. Second, we'll collect rent from the restaurants (5 total) and coffee/ice cream shop within the food hall. Third, we will collect rent from the apartment residents in the second and third floors. We will have an event space within the food hall to host events initially, and then we will renovate an adjacent building into an external event space during the second phase of the project.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The lingering effects of COVID-19 and the resulting evolution of customer behavior poses a risk to the viability of the food hall. The renovation of a historic building can create some challenges and unexpected costs. We are still sourcing our debt so that poses a potential risk that we will be able to find a satisfactory loan. The pricing of the historic tax credits may drop and create a gap in the project that we'd need to fill with other sources.